Exhibit 21.1
Subsidiaries of the Registrant
The following is a list of subsidiaries of Pac-West Telecomm, Inc. (the “Company”). The common stock of all the corporations listed below are wholly owned, directly or indirectly, by the Company.

Name of Subsidiary	Jurisdiction of Incorporation
INET, Mexico	Mexico

Installnet, Inc.	California

U.S. Net Solutions, Inc.	California

Pac-West Telecomm of Virginia, Inc.	Virginia

PWT Services, Inc.	Delaware

PWT of New York, Inc.	Delaware